EnCana litigation update

CALGARY, Alberta, (August 21, 2003) – EnCana Corporation has temporarily withdrawn its previously filed application that the court determine that the only appropriate forum for review of the matters raised in a private lawsuit against EnCana and one of its subsidiaries by E. & J. Gallo Winery, with respect to natural gas sales, is the U.S. Federal Energy Regulatory Commission. The application was temporarily withdrawn pending resolution of a motion to stay proceedings until a determination is made as to whether this claim and class actions, in which EnCana and a number of other companies are named, relating to natural gas pricing will be coordinated as part of a federal MultiDistrict Litigation proceeding. It is expected that the application will be re-filed once these determinations are made.

More recently, a class action lawsuit was filed in the United States District Court, Southern District of New York against more than 30 companies including EnCana and an indirect, wholly owned U.S. subsidiary, WD Energy Services Inc. The lawsuit claims that the defendants’ alleged manipulation of natural gas price indexes resulted in higher prices of natural gas futures and option contracts traded on the New York Mercantile Exchange. The underlying factual allegations for this new action are already the subject of previously disclosed actions in California. There is no assurance that there will not be other actions arising out of these allegations on behalf of the same or different classes.

“These lawsuits relate to the discontinued operations of a Houston-based merchant energy subsidiary of the former PanCanadian Energy Corporation. At the time of the merger creating EnCana more than one year ago, the decision was made to exit this business and the Houston merchant energy office was closed,” said Gwyn Morgan, EnCana’s President and Chief Executive Officer.

EnCana plans to vigorously defend against any claims of liability in these or any other related actions.

FOR FURTHER INFORMATION: Investor contact: EnCana Corporate Development Sheila McIntosh Senior Vice-President, Investor Relations (403) 645-2194	Media contact: Alan Boras Manager, Media Relations (403) 512-3416